April 29, 2025

Craig Parker
Chief Executive Officer
Surrozen, Inc.
171 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

       Re: Surrozen, Inc.
           Registration Statement on Form S-3
           Filed April 23, 2025
           File No. 333-286703
Dear Craig Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jonie I. Kondracki, Esq.